UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Candidates nominated by the controlling shareholder for the Board of Directors

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Rio de Janeiro, March 11, 2021 - Petróleo Brasileiro S.A.- Petrobras, pursuant to CIRCULAR LETTER/CVM/SEP/Nº01/2021, discloses the names of candidates nominated by the controlling shareholder, represented by the Federal Union, to the Board of Directors, whose election will take place at the Extraordinary General Meeting on April 12, 2021.

The controlling shareholder is nominating the following candidates:

Candidate's name	Nomination Role
Eduardo Bacellar Leal Ferreira	Chairman of the Board of Directors
Ana Silvia Corso Matte	Member of the Board of Directors
Cynthia Santana Silveira	Member of the Board of Directors
Joaquim Silva e Luna	Member of the Board of Directors
Márcio Andrade Weber	Member of the Board of Directors
Murilo Marroquim de Souza	Member of the Board of Directors
Ruy Flaks Schneider	Member of the Board of Directors
Sonia Julia Sulzbeck Villalobos	Member of the Board of Directors

Resumes of nominees are presented below:

Eduardo Bacellar Leal Ferreira. Mr. Eduardo Leal Ferreira is currently the Chairman of Petrobras’ Board of Directors. He is Reserve Fleet Admiral and was Commander of the Brazilian Navy until January 2019, having therefore reached the top of his career. In addition to the Naval School, Eduardo Leal Ferreira took postgraduate courses at the Brazilian Naval War College and at the Chilean Naval War Academy. Among the positions he held it is worth mentioning the Captain of the Ports of Rio de Janeiro and Director of Ports and Coasts, when he had the opportunity to deepen connections with the offshore activities related to the oil industry. He was also Commander of the Naval School, of the War College, and Commander-in-Chief of the Brazilian Fleet. Abroad, he served in Chile and was an instructor at the U.S. Naval Academy in Annapolis. Non-independent member of the Board pursuant to criteria set forth in article 36, paragraph 1 of Decree no. 8945/2016 and in the Corporate Governance Level 2 Listing Regulation.

Ana Silvia Corso Matte – Ms. Ana Silvia Corso Matte is a lawyer graduated from the Federal University of Rio Grande do Sul - UFRS with a post-graduate degree in Human Resources from PUC - IAG - Rio de Janeiro. She was Director of Human Resources at Jornal do Brasil, CSN, Sendas and Telsul. From 2006 to 2012 she was Statutory Director of C-Level People at Light S.A. Since 2012 she has been working as a management consultant, being partner and director of Ana Silvia Matte Management Consulting. She has experience as a Board Member of companies such as Cemig Telecom, Cemig S.A. and Renova Energia S.A.. She is a minority partner and board member of SuperJobs Ventures Capital, a company investing in high-impact startups. Besides her positions on the Board, she has relevant experience in Committees, and is currently an external expert member of CPG - Personnel and Governance Committee at Vale, and an external expert member of CIA - Indication and Evaluation Committee at Copel. Ms. Ana Silvia declared to be an independent Board member pursuant to criteria set forth in article 36, paragraph 1 of Decree no. 8945/2016 and in the Corporate Governance Level 2 Listing Regulation.

Cynthia Santana Silveira - Mrs. Cynthia Santana Silveira is an electrical engineer graduated from Universidade do Estado do Rio de Janeiro - UERJ, with Master's degrees in Mechanical Engineering from Universidade Federal do Rio de Janeiro - COPPE/UFRJ and in Gas Engineering from École des Mines de Paris. Her professional career was developed in the oil and gas industry, having worked at the French operator Total for 17 years. Between 2004 and 2015, she was the Executive Director of Gas and Electricity of this company. She also served as an elected Executive Officer at the Brazilian Institute of Oil, Gas and Biofuels - IBP between 2011 and 2015 and as an Executive Officer at BBPP Holding from 2004 to 2015. Since 2015, she has been an independent consultant at EXERGIA Consultoria e Projetos, where she is a partner. Cynthia Silveira has relevant experiences as Board Member and Member of Committees of companies and institutions in the oil and gas sector. She has served as a member of the Board of Directors of Transportadora Associada de Gás (TAG), Transportadora Brasileira Gasoduto Bolívia - Brasil (TBG) and Transportadora Sulbrasileira de Gás (TSB); member of the Executive Committee of the International Gas Union (IGU); and member of the Natural Gas Coordinating Committee of the Brazilian Petroleum Institute (IBP). Ms. Cynthia has declared to be an independent Board Member pursuant to criteria set forth in article 36, paragraph 1 of Decree no. 8945/2016 and in the Corporate Governance Level 2 Listing Regulation.

Joaquim Silva e Luna – Mr. Joaquim Silva e Luna is currently the Brazilian General Director of Itaipu Binacional. He is a reserve Army General and served in the Ministry of Defense from March 2014 to January 2019, as General Secretary of the Ministry and as Minister of Defense. In addition to the Military Academy of Agulhas Negras, where he graduated in Military Engineering, Joaquim Silva e Luna holds a PhD in Military Sciences, a master degree in Military Operations, post-graduation in Projects and Systems Analysis from the University of Brasilia and in Army Policy, Strategy and Senior Management, Communications Officer course held at the School of Communications and Jungle Warfare training held at the Jungle Warfare Instruction Center. During his 45 years of service to the Army, 12 of them were as active duty General Officer: as Brigade General he was Commander of the 16th Jungle Infantry Brigade, in Tefé-Amazon and Patrimony Director, in Brasilia; as Division General, he was Chief of Staff of the Army Commander, in Brasília; and as Army General he was Chief of Staff of the Brazilian Army, in Brasilia. He was a Board member of Amazônia Azul Tecnologia de Defesa S.A. (AMAZUL) for three years. Abroad he was a member of the Brazilian Military Mission of Instruction and Engineering Advisor in the Republic of Paraguay as an instructor at undergraduate, graduate and PhD schools; and Defense Attaché of the Navy, Army and Air Force in the State of Israel. Non-independent member of the Board pursuant to criteria set forth in article 36, paragraph 1 of Decree no. 8945/2016 and in the Corporate Governance Level 2 Listing Regulation.

Márcio Andrade Weber – Mr. Márcio is a civil engineer with a degree from UFRGS, specialized in petroleum engineering by Petrobras. He joined Petrobras in 1976 where he worked for 16 years, having been one of the pioneers in the development of the Campos Basin, and then held several managerial and directive positions among which are activities abroad, in the international area of Petrobras, in Trinidad, Libya and Norway. He was a member of the Board of Petrobras International Services (Braspetro) and Director of Petroserv S.A., developing the company's participation in E&P activities, support navigation and drilling rigs for deepwater. As CEO of BOS Navegação (a JV between Petroserv and two foreign companies) he was responsible for the construction of 4 support tugboats in Brazilian shipyards. In parallel, as Director of Petroserv he participated in the construction and operation of 4 deepwater drilling rigs, units that among his clients are Shell and ENI (Indonesia). He is currently advising the PMI group that operates these units. Independent member of the Board pursuant to criteria set forth in article 36, paragraph 1 of Decree no. 8945/2016 and in the Corporate Governance Level 2 Listing Regulation.

Murilo Marroquim de Souza – Mr. Murilo has a degree in geology from the Federal University of Pernambuco and a master's degree in geophysics from the University of Houston, Texas, USA. He has worked in the petroleum industry for 47 years, having performed activities in more than 20 countries in America, Europe, Africa, and Asia. He worked at Petrobras from 1971 to 1994, where he held several managerial positions in the exploration and production area, and was Director of Brasoil UK, in London, with exploration activities in the North Sea and other Basins. He was General Manager for IBM's Oil Industry Solutions Unit in Latin America. He worked as a consultant, working for ANP in several projects, and at Ipiranga as an Advisor for Exploration and Production. From 2001 to 2011 was CEO of Devon Energy do Brasil (Ocean Energy) and since 2011 is CEO of Visla Consultoria de Petróleo, a consulting firm focused on special projects for the energy industry. Independent member of the Board pursuant to criteria set forth in article 36, paragraph 1 of Decree no. 8945/2016 and in the Corporate Governance Level 2 Listing Regulation.

Ruy Flaks Schneider – Mr. Ruy Flaks Schneider is an industrial mechanical and production engineer graduated from PUC-RIO as well as a Master of Sciences in Engineering Economy from Stanford University. Navy reserve officer, he attended the Brazilian Superior War College. He founded the Industrial Engineering Department at PUC-RIO, becoming its first director and establishing the first master’s program in Industrial Engineering in Brazil. With several published articles, he works as a speaker, in Brazil and abroad. He has accumulated vast experience, both as an executive and as a member of the Board of Directors and Fiscal Council of large companies, including Xerox do Brasil S.A., Banco Brascan de Investimento S.A., Banco de Montreal S.A.-MontrealBank, Grupo Multiplan and INB Indústrias Nucleares do Brasil. Mr. Ruy Schneider served as a member of the Central Bank’s capital market advisory Board, participating in advising on the preparation of the external debt conversion program. He is Chairman of the Eletrobrás Board of Directors and of the Brazilian Naval Reserve League. Creator of the first multi-sponsored pension fund and introducer of Defined Contribution funds in Brazil. Independent member of the Board pursuant to criteria set forth in article 36, paragraph 1 of Decree no. 8945/2016 and in the Corporate Governance Level 2 Listing Regulation.

Sonia Julia Sulzbeck Villalobos -Ms. Sonia holds a bachelor’s degree in public administration and a master’s degree in business administration with a focus in finance, both from the São Paulo School of Business Administration (FGV EAESP). Sonia Villalobos has more than 30 years of experience in the Brazilian stock market and in 1994 became the first person from South America to receive the CFA charter. Sonia Villalobos worked from 1985 to 1987 at Equipe DTVM, and from 1987 to 1989 at Banco Iochpe as an investment analyst. From 1989 to 1996, she worked at Banco Garantia as the head of the investment analysis department, where she was elected best analyst in Brazil by Institutional Investor Magazine in 1992, 1993 and 1994. She worked for Bassini, Playfair & Associates from 1996 to 2002 and was responsible for private equity in Brazil, Chile and Argentina. From 2005 to 2011, she worked for Larrain Vial as an asset manager. From 2012 to 2016, Sonia Villalobos worked as a founding partner and equity fund manager in Latin America for Lanin Partners. Since 2016, she has been a professor at Insper for post-graduate students in disciplines related to asset management and financial statement analysis. Sonia Villalobos has been a member of the Board of Directors of Telefônica do Brasil and of LATAM Airlines Group S.A. She has also served as member of the Board of Directors for TAM Linhas Aéreas, Método Engenharia (Brasil), Tricolor Pinturas e Fanaloza/Briggs (Chile), Milkaut and Banco Hipotecario (Argentina). She was a member of Petrobras’ Board of Directors from May 2018 until July 2020 elected by the preferred shareholders. Independent member of the Board pursuant to criteria set forth in article 36, paragraph 1 of Decree no. 8945/2016 and in the Corporate Governance Level 2 Listing Regulation.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer